Exhibit 99.1

VIA optronics AG Receives 2021 Award for

Best Technology Innovation Value Creation Strategy - Germany By Capital Finance International

Nuremberg, Germany: February 8, 2022 – VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced it has won the 2021 award for Best Technology Innovation Value Strategy - Germany from Capital Finance International (“CFI.co”).

“We are honored to receive this award and to be recognized for our unique technology and the value we create for our customers,” said Jürgen Eichner, CEO & Founder of VIA. “This award acknowledges our commitment to developing innovative and cutting-edge solutions for applications that require sunlight readable, robust and optically superior interactive systems solutions including displays, touch screens and cameras across consumer, automotive and high-end industrial markets. Our technologies solve complex environmental, design, and technical challenges every day for our customers.”

CFI.co is a print journal and online resource reporting on business, economics and finance. Each year, CFI.co seeks out individuals and organizations that contribute significantly to the convergence of economies and truly add value for all stakeholders.

Highlights from the judging panel’s full report include:

•	VIA has developed a patented optical bonding process and is using state-of-the-art technology to create customized display, touch panel and camera solutions for clients worldwide.
•	The Company tailors solutions to each project’s needs, working with clients in the automotive, consumer electronics, and industrial markets
•	VIA has a growth strategy centered on continued investments in research and development to further enhance its solutions.
•

The CFI.co judging panel pointed to the Company’s next-generation technology, multidisciplinary team and farsighted management as factors in the selection of VIA optronics AG as the 2021 award winner for Best Technology Innovation Value Creation Strategy - Germany.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website, https://investors.via-optronics.com/investors/financial-and-filings/annual-reports/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

About CFI.co:

CFI.co is a print journal and online resource reporting on business, economics, and finance. The journal recognises that the traditional distinction between emerging and developed markets is now far less meaningful as world economies converge. Headquartered in London, the world’s most multicultural city, CFI.co covers and analyses the drivers behind that change. Combining the views of leading multilateral and national organisations with thought leadership from some of the world’s top minds – CFI.co’s dedicated editorial team ensures that readers better understand the forces influencing and reshaping the global economy.

About the CFI.co Awards Programme

Each year, CFI.co seeks out individuals and organisations that contribute significantly to the convergence of economies and truly add value for all stakeholders. Reporting from frontlines of economies on the move, CFI.co realises that best practice is to be found throughout the world. The Awards Programme aims to identify and reward excellence wherever it is found. The programme aims to inspire others to further improve their own performance.

Contacts

VIA optronics AG Media Contact:

Alexandra Müller-Plötz

Phone:  +49 (911) 597 575-302

E-mail: AMueller-Ploetz@via-optronics.com

Investor Relations for VIA optronics AG:

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

+1-212-871-3927

CFI.co Contact:

Meridien House

Phone: +44 203 137 3679

Email: contact@cfi.co